1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/04/13:	The Board approved the appointment of senior management

99.02	Announcement on 2022/04/15:	Chunghwa Telecom to hold conference call for the first quarter 2022 results

99.03	Announcement on 2022/04/15:	To announce the differences between consolidated financial statements for the year of 2021 under Taiwan-IFRSs and that under IFRSs

99.04	Announcement on 2022/05/06:	New appointment of Senior Executive Vice President

99.05	Announcement on 2022/05/06:	To announce the differences between financial statements for the three months ended March 31, 2022 under Taiwan-IFRSs and that under IFRSs

99.06	Announcement on 2022/05/06:	The Company announced consolidated financial statements for the three months ended March 31, 2022 submitted to the Board of Directors

99.07	Announcement on 2022/05/10:	Chunghwa Telecom announces its operating results for April 2022

99.08	Announcement on 2022/05/10:	April 2022 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Board approved the appointment of senior management

Date of events: 2022/04/13

Contents:

1.	Date of occurrence of the event: 2022/04/13

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The 18th Meeting of the 9th Term Board of Directors approved the appointment of the management as follows:

Appoints Chau-Young Lin, President of Data Communications Business Group, to be the President of Information Technology Group.

6.	Countermeasures: None

7.	Any other matters that need to be specified: The effective date is April 30, 2022

EXHIBIT 99.02

Chunghwa Telecom to hold conference call for the first quarter 2022 results

Date of events: 2022/05/03

Contents:

1.	Date of institutional investor conference: 2022/05/03

2.	Time of institutional investor conference: 15:00

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on May 3, 2022 Taipei time for the brief information and presentation of the investor conference

5.	Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.03

To announce the differences between consolidated financial statements for the year of 2021 under Taiwan-IFRSs and that under IFRSs

Date of events: 2022/04/15

Contents:

1.	Date of occurrence of the event: 2022/04/15

2.	Year/Quarter of the financial report: The year of 2021

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$37,194,879 thousand, consolidated net income attributable to stockholders of the parent of NT$35,753,579 thousand, and basic earnings per share of NT$4.61 for the year ended December 31, 2021, respectively. The Company also reported total consolidated assets of NT$513,070,360 thousand, total consolidated liabilities of NT$121,807,910 thousand, and total consolidated equity of NT$391,262,450 thousand as of December 31, 2021.

5.	Accounting principles applied for securities issued overseas:

International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$37,047 million, consolidated net income attributable to stockholders of the parent of NT$35,616 million, and basic earnings per share of NT$4.59 for the year ended December 31, 2021, respectively. The Company also reported total consolidated assets of NT$512,875 million, total consolidated liabilities of NT$123,745 million, and total consolidated equity of NT$389,130 million as of December 31, 2021.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.04

New appointment of Senior Executive Vice President

Date of events: 2022/05/06

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) ,financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel

2.	Date of occurrence of the change: 2022/05/06

3.	Name, title, and resume of the previous position holder:

Hong-Chan Ma, Senior Executive Vice President of the company, Master’s degree in Management science from National Chiao Tung University.

4.	Name, title, and resume of the new position holder:

Li-Show Wu, President of Enterprise Business Group, Master’s degree in Applied Mathematics from National Chiao Tung University.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): retirement

6.	Reason for the change: retirement

7.	Effective date: 2022/06/30

8.	Any other matters that need to be specified:

Ms. Li-Show Wu will also act for the position of President of Enterprise Business Group.

EXHIBIT 99.05

To announce the differences between financial statements for the three months ended March 31, 2022 under Taiwan-IFRSs and that under IFRSs

Date of events: 2022/05/06

Contents:

1.	Date of occurrence of the event: 2022/05/06

2.	Year/Quarter of the financial report: The first quarter of 2022

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,390,977 thousand, consolidated net income attributable to stockholders of the parent of NT$9,059,580 thousand, and basic earnings per share of NT$1.17 for the three months ended March 31, 2022, respectively. The Company also reported total consolidated assets of NT$518,374,993 thousand, total consolidated liabilities of NT$117,992,156 thousand, and total consolidated equity of NT$400,382,837 thousand as of March 31, 2022.

5.	Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,893 million, consolidated net income attributable to stockholders of the parent of NT$8,580 million, and basic earnings per share of NT$1.11 for the three months ended March 31, 2022, respectively. The Company also reported total consolidated assets of NT$518,174 million, total consolidated liabilities of NT$120,420 million, and total consolidated equity of NT$397,754 million as of March 31, 2022.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.06

The Company announced consolidated financial statements for the three months ended March 31, 2022 submitted to the Board of Directors

Date of events: 2022/05/06

Contents:

1.	Date of submission to the board of directors or approval by the board of directors: 2022/05/06

2.	Date of approval by the audit committee: 2022/05/04

3.	Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/03/31

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 51,294,739

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 19,603,845

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 11,659,881

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 11,674,393

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 9,390,977

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 9,059,580

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.17

11.	Total assets end of the period (thousand NTD): 518,374,993

12.	Total liabilities end of the period (thousand NTD): 117,992,156

13.	Equity attributable to owners of parent end of the period (thousand NTD): 388,453,257

14.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for April 2022

Date of events: 2022/05/10

Contents:

1.	Date of occurrence of the event: 2022/5/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for April 2022:

The Company’s revenue was approximately NT$17.60 billion, income from operation was approximately NT$3.99 billion, net income attributable to stockholders of the parent was approximately NT$3.12 billion, EBITDA was approximately NT$7.32 billion and earnings per share was NT$0.40 for April 2022.

The Company’s revenue was approximately NT$68.90 billion, income from operation was approximately NT$15.65 billion, net income attributable to stockholders of the parent was approximately NT$12.18 billion, EBITDA was approximately NT$28.66 billion and earnings per share was NT$1.57 for the four months ended April 30, 2022.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

May 10, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2022.

1) Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
Apr.	Net sales	17,602,247	16,340,190	(+)1,262,057	(+)7.72%
Jan.-Apr.	Net sales	68,896,986	66,441,185	(+)2,455,801	(+)3.70%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,196

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	186,484
	Fair Value	-2,186
	The amount of unrealized gain(loss) recognized this year	3,994

Settled Position	Total amount of contract	335,356
	The amount of realized gain(loss) recognized this year	-5,186

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	505,271
	Fair Value	-5,021
	The amount of unrealized gain(loss) recognized this year	3,265

Settled Position	Total amount of contract	372,730
	The amount of realized gain(loss) recognized this year	-4,286

b Trading purpose : None